Exhibit 99.1

CannTrust appoints financial advisor for strategic review

VAUGHAN, ON, July 31, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Greenhill & Co. Canada Ltd. as the Special Committee’s financial advisor, to assist in a review of strategic alternatives. These alternatives could include, among other things, a sale of the Company or a portion thereof, a strategic investment, a business combination, changes to the Company’s operations or strategy, or continuing to execute on the Company’s current business plan.

There can be no assurance that the Special Committee’s review of strategic alternatives will result in any transaction. The Special Committee has not set a timetable for the conclusion of its review of strategic alternatives and it does not intend to comment further. The nature, timing and outcome of the strategic review process will be influenced by, among other things, the resolution of the Company’s regulatory compliance issues with Heath Canada.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada’s quality product testing and the Company’s response to Health Canada’s compliance report. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s quality product testing; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

SOURCE CannTrust Holdings Inc.